Xinyuan Real Estate Announces Appointment of Chief Financial Officer

BEIJING, Sept. 11, 2013 /PRNewswire/-- Xinyuan Real Estate Co., Ltd. (NYSE: XIN, “Xinyuan” or “the Company”), a real estate developer with a focus on high growth cities in China, today announced the appointment of Mr. Kevin Wei as its new Chief Financial Officer.

Mr. Kevin Wei, who replaces retiring CFO Tom Gurnee, joins Xinyuan from IFM Investments Limited (NYSE: CTC), a real estate service provider and franchisor for CENTURY 21 in China, where he served the Chief Financial Officer since 2007 and as a director since 2008. Mr. Wei has extensive experience in accounting & auditing, SEC reporting, corporate finance and corporate governance. Prior to IFM, Mr. Wei held the Chief Financial Officer position at Solarfun Power Holdings Co., Ltd., (i.e. Hanwha SolarOne Co., Ltd.) (Nasdaq: HSOL), a Chinese solar company listed in U.S. He also previously served as the head of internal audit for LG Philips Displays International Ltd., and as the head of regional corporate audit for the Asia Pacific region for Altria Corporate Services Inc. Prior to his corporate experience, Mr. Wei worked with KPMG LLP and Deloitte & Touche LLP in both the US and China where he gained extensive external audit and merger & acquisition advisory experience. Mr. Wei earned his bachelor’s degree from Central Washington University with a double major in Accounting and Business Administration. He is also a member of American Institute of Public Accountant.

Mr. Yong Zhang, Chairman and Chief Executive Officer of Xinyuan, commented, “We are very pleased that Kevin has joined our executive management team. As an experienced CFO, he brings over 22 years financial reporting & analysis, corporate finance, internal controls, and capital markets experience. We remain excited about our business momentum and look forward to Kevin’s contributions to our continued progress.”

About Xinyuan Real Estate Co., Ltd. (NYSE:XIN)

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in Tier II cities, Zhengzhou, Ji’nan, Suzhou, Kunshan, Xuzhou, Chengdu and Hefei. The Company's U.S. development arm, XIN Development Group International, Inc. ("XIN Int."), is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012.  Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://en.xyre.com/ir.html.

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For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. Helen Zhang
Financial Controller
Tel: +86 (10) 8588-9255
Email: yuan.z@xyre.com

ICR, LLC

William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com

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